EXHIBIT 99.7

INFOSYS TECHNOLOGIES, LTD
Q1 07 EARNINGS CALL
JULY 12, 2006

CORPORATE PARTICIPANTS

Nandan Nilekani
Infosys Technologies - CEO, President and MD

Kris Gopalakrishnan
Infosys Technologies - COO and Deputy MD

Mohandas Pai
Infosys Technologies - Member of the Board

S.D. Shibulal
Infosys Technologies - Head - Delivery and Sales

V. Balakrishnan
Infosys Technologies - CFO

Amitabh Chaudhry
Progeon - CEO

CONFERENCE CALL PARTICIPANTS

Alan Helawell
Lehman Brothers

Moshe Khatri
Cowen and Company

Rod Bourgeois
Sansford Bernstein

Joseph Forensi
Janney Montgomery Scott

Bryan Keane
Prudential

James Friedman
SIG

RR Rao
Investor

Julio Quinteros
Goldman Sachs

Joseph Vafi
Jefferies and Company

Anthony Miller
Arete Research

Good morning. My name is Cynthia and I will be your conference operator today. At this time, I would like to welcome everyone to the Infosys Technologies First Quarter and Financial Year 2007 results conference call. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question and answer session. If you would like to ask a question during this time simply press star, then the number 1 on your telephone keypad. If you would like to withdraw your question, press the pound key. I would now turn today's call over to Infosys Technologies' management. Please go ahead.

Sandeep Mahindroo
Good morning and thank you all for joining us today to discuss the financial results for the quarter ended June 30, 2006. I am Sandeep from the investor relations team in the U.S. Joining us today on this conference call is CEO, President and MD, Mr. Nandan M. Nilekani, COO and Deputy Mr. Kris Gopalakrishnan and CFO Mr. V. Balakrishnan, and other members of the senior management. We'll start with a brief statement on the performance of the company for the recently completed quarter, followed by the outlook for the quarter ended September 30, 2006 and the year ending March 31, 2007. After that we'll open up the discussion for Q&A. Before I pass it on to Mr. Nilekani I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with risks that the company faces. A full statement and explanation of these risks is available with our filings with the SEC which can be found on www.sec.gov. I would now like to pass on to Mr. Nilekani.

Nandan Nilekani
Thank you, Sandeep, and I am indeed very glad to invite all of you to this analysts call and I do hope that we are able to answer all your questions in the next one hour. I think this has been a good quarter for Infosys. Even as we see global spending and momentum going for our business model, we are finding that our robust organic growth is being fueled by the fact that in the last few years we have done a lot of brand building of Infosys. So Infosys is a well-known brand among our global clients. Therefore our client base has gone up. Today we have 221 clients giving us more than $1 million business, we have 11 clients giving us more than $50 million of business, we have 2 clients giving us more than $100 million of business. So we are able to create the market share and the mind share in the minds of the clients and complementing that has been the fact that on the delivery side, we built the requisite scale and execution capabilities and end-to-end service offering to take fill advantage of the market opportunity.

Thanks to this, we've been able to have dollar growth of 11.3% sequentially quarter-to-quarter and also further accentuated by the depreciation of the rupee to the dollar, we have been able to have a 15% growth in rupee terms and consequent to the robust performance and depreciation, we have revised our guidance under U.S. GAAP to something like 35.4% to 35.9% or close to 36% and in rupee terms we have revised it to over 40%.

Later on my colleague, Kris, will talk about some of the regions and all that, but fundamentally I think this is one more revalidation of the fact that our business model is really very very clearly a superior one. It's a model of IT services that deliver faster, better and cheaper solutions to customers and as all of you know, in any industry if you create a business model and a value proposition which delivers faster, better and cheaper services to clients, then they will switch from the old to the new. And therefore what we are seeing is a substitution behavior where people are switching from the legacy firms to the new firms. People are switching from the old to the new, from yesterday to tomorrow and we think that this is just one sort of instance of the trend which is out in the marketplace. And as I explained, I think Infosys is particularly well placed because of its strong market position.

Also I think as we have been arguing for a long time now, the structural benefits of our business model can only be achieved if you build a business model organically. This cannot be done through a company trying to reconfigure itself from the legacy model to the new model. We believe that has huge consequences in terms of rebalancing the workforce, operational structure, (unintelligible) issues, control issues, transfer pricing issues between locations and so forth. So these business model changes cannot be done on the fly; you have to build them organically. And I think the strength of business model has helped us to have strong, robust organic growth where step-by-step, we have invested both on the capabilities and the scale on one side and on the brand, client acquisition and account management on the other. So I think, the results of this quarter is nothing but a very strong validation of what we have been saying now for several years and I believe that all investors and all analysts need to look at very clearly the dynamics of this industry and the long-term consequences of what we are doing to the entire ecosystem of the industry as a way of the future investment decisions. A very important announcement I want to make is that we have a couple of senior management changes that I thought I would share with you. We have Mr. Narayana Murthy who is our Chairman who has led us with distinction for the last 25 years. He is turning on August 20, 2006, and as for the service rules, he will retire from service on that day. And the board has resolved to appoint him as an Additional Director and he will become the Non- Executive Chairman of the board from August 21, 2006. And also given the seminal role that he has played in the creation of this company and its history so far, we have requested him to continue as the Chief Mentor which we believe is a Non-Executive position that enables him to provide the leadership and advice and all that for our upcoming leaders of the next generation. At the same time, we're also happy and proud to announce that Mr. Gopalakrishnan who is currently the Chief Operating Officer and the Deputy Managing Director, he is being promoted and re-designated as the President, Chief Operating Officer and Joint Managing Director and this will also come into effect from August 21, 2006. We believe this is a very welcome and very positive development and Kris will play a very, very important role in the future of this company in his new expanded role.

With this I will hand over to Kris to speak on some of the operational highlights. Kris?

Kris Gopalakrishnan
Thank you Nandan and good afternoon, good evening, good morning to each one of you.

As Nandan already mentioned, we have seen all around growth this quarter from a geographical perspective - U.S., Europe have shown growth, especially Europe compared to other geographies. From an industry perspective, telecom, financial services, manufacturing, all these sectors have shown growth and have continued to remain strong industry verticals for Infosys. From a services perspective, Package Implementation, testing, Business Process Outsourcing, application development, all have shown growth. We have 2 clients that have grown to $100 million run rate and we have about 11 clients who give us $50 million or more. So clearly, from a client perspective, from our ability to mine existing relationships from an industry perspective, geography perspective, services perspective, we've seen growth. Currently, as Nandan said, we have 221 million dollar clients, we added 38 new clients this quarter. The top 5 clients grew 19% quarter-on-quarter in this quarter. We have added 8,097 employees this quarter, that's the gross addition. Our attrition is at 11.9%. We've added 50 more people in sales. In fact our sales and marketing expense has gone up by about a percentage quarter-on-quarter with additional people.

We have increased salaries in India. We have increased salaries outside India. This has had an impact of 3.3% on our margin and this is offset by depreciation of rupee and a reduction in the depreciation as Bala will explain.

All in all, we have seen all around growth and as we said it's been a good quarter. Now I'll pass it on to V. Balakrishnan, CFO, to talk about the numbers.

Bala
Sure Good evening everybody. Good morning for those who are in other part of the planet.

This quarter we have seen the revenues grow by 11.3% sequentially. It comprises of 8.5% growth because of volumes, around 1.8% growth because of the change in per capita revenues. Onsite per capita revenues grew by 1.1%, offshore grew by 0.2%. On a blended basis it grew by 1.8%. This quarter we absorbed the impact of the wage increase. We increased the wages in India effective April 1 by 14% to 15% and onsite salaries by 3%. It had an impact of 3.3% on the operating margin. During the quarter, we accelerated the investment in visa. We spent around $11 million investing in visas. We made application for close to 3,500 visas because said that when there is incremental benefit, we need to reinvest in the business and that's what we did and there was an impact of stock compensation costs of around $1 million which had an impact of 0.2%. So overall, we absorbed an impact of 4.8%. We had a positive impact because the rupee depreciated by 3.6% during the quarter, the average rate of rupee was 45.65 this quarter as compared to 44.22 last quarter. So we got a positive impact of 2.2% on the operating margin. Depreciation came down by 2%. Last quarter we had a one-off impact because we had some leased premises in the UK. That is not there this quarter, so the depreciation normalized.

So overall we had a 4.8% impact and 4.2% benefit because the rupee and depreciation and the operating margin came down slightly some from 26.3% last quarter to 25.8% this quarter. So we are able to maintain the margins in spite of wage increase and the incremental investment in visas.

Going forward we increased the guidance for the whole year. Initially in the beginning of April we gave a guidance of 28% to 30% for revenues. We increased it to 35.4% to 35.9% in revenue terms and in terms of EPS, it should grow from 32.4% to 32.8%.

And if you look at the cash flow, we had acquired the minority interest in Progeon. We paid around $ 116 m million to Citi to buy out the minority stake in Progeon which resulted in goodwill and also intangible assets on the balance sheet. As of June end, we had $91 million in goodwill and $19 million in intangible assets and because of acquisition of minority stake in Progeon.

So overall in the first quarter, we have absorbed all the costs and we have maintained the market and going forward in the guidance, we assume the per capita revenues to be flat. We have not assumed any increase in per capita revenue. Today we believe the environment is stable with some of the new customers coming at higher price points. We have not assumed any big deals. Most of the growth is organic growth. We are not looking at any inorganic growth in the guidance. So overall it was a good quarter. Now we open up for questions.

Operator
Thank you. Again to ask a question please press star then the number 1 on your telephone keypad.

Your first question comes from Alan Hellawell with Lehman Brothers.

Alan Hellawell
Yes, thank you very much. Two questions - you've stated that you're quite optimistic of higher client spend in FY07 and Top 5 clients spending has increased. Can you actually give the figures of the absolute numbers on Top 5 client spending year-on-year?

Kris
This is Kris here. As I said, this quarter the top client was 5.8% of revenue, the top 5 clients constitute 19.5% of revenue, the top-10 clients constitute 31.7% and the top 20 clients constitute 47.3% of revenues. The top 5 clients have grown by 19.1%, the top 10 clients by 15.8% and top 20 clients by 9.8% in this quarter.

Alan Hellawell
Okay, great. The other question I have is, you're obviously investing a large amount of resources and you've profiled it that the learning and development center in Mysore. Can you give us a sense as to whether you think that's going to have an appreciable impact on attrition rates and staffing of project? I mean specifically from which quarter would you, if there is a material impact, would you see tangible results from this investment program?

Kris
So out of the 8,097 people we have recruited, about 2,100 people are people with prior experience. The remaining including the additions in Progeon, Progeon has added 1,000 people. So about 4,500 people are part of the Infosys training program now and most of them will undergo training for about 16 weeks and some with Computer Science background may undergo training for about 6 weeks. They will be absorbed into the project as and when they come off the training. The utilization including training is about 71% and excluding training is about 77%. Now all the salary costs of these people are already factored into our model. We have given 14% to 15% salary increase in India and 3% salary increase outside India. That's also factored in. We've already announced that for the next fiscal year that is starting April 1, 2007, we plan to increase the salary to Rs. 2.7 lakhs, which is about Rs. 270,000, from Rs. 240,000 which is an increase of approximately 12%. And what normally happens is when these people come in, that's when we give the salary increase because every year we have been giving the salary increases. This year we pre-announced it so that we have a better opportunity to recruit the best and the brightest from the campuses. In fact, we have been that this has had a positive impact in our ability to recruit. We have already gone to a few engineering colleges. We plan to go to about 240 engineering colleges. This year our target is about 25,000 people of which 8,000 joined in the first quarter. So second quarter we're looking at 7,000 and second half we're looking at 10,000. So considering all this, we said that we must announce the increase right away. And we are seeing it has a positive impact. Does that answer your question?

Alan Hellawell
Yeah, I guess one very small add-on question. So as a result of all these innovations and development, I mean, can you talk about what you think, where you think it might take attrition and things like that? Because the profiling of your investment and training is - at least you've better profiled it of recent, but can you help us think about how that investment might translate into attrition rates and whatnot?

Kris
Currently our attrition is 11.9%. It has gone up from 11.3%, a slight increase. We believe that all this will help us maintain attrition. The competition for resources is severe. But our objective is to maintain our best employer status. Our objective is to give competitive salaries. Our objective is to make sure that we have a very good learning and working environment for our employees. And hopefully this will keep our attrition one of the lowest in the industry which is what it is currently. And our objective clearly is to you know keep the attrition low.

Alan Hellawell
Thank you very much. And congratulations on the very strong growth.

Kris
Thank you.

Operator
Your next question comes from Moshe Katri with Cowen and Company.

Moshe Katri
Hey let me also add my congratulations. The question is for Bala. Bala can you give us an update on the ABN AMRO contract? Specifically where we are in terms of ramp up and in terms of the impact from ABN AMRO on earnings so far?

Bala
Well the ABN AMRO contract is still in the KT stage - Knowledge Transfer stage. It has not come to the steady stage yet. The impact of that on the margins is very much limited because our basis (unintelligible). And as I said earlier over the whole period of the deal, the margins will be similar to what we earn in the rest of the business. So ABN AMRO deal does not impact the margins significantly on the numbers what we have today.

Moshe Katri
Okay. And then the various investment initiatives - North America Consulting, China, Australia, is there anyway also to quantify these investments in terms of their impact on EBIT margins? And also get an update on when are we going to get or are we getting to a breakeven level in each one of these three investments?

Bala
Sure. China and Consulting are still in the investment stage. We had a loss of $ 2.2 million in Infy China. And $ 4 million in Infosys Consulting. Both are still in the investment stage. Consulting may break even in the next three to four quarters. China will take some more time because we are just starting up. It will take some time for it to come to steady state. Progeon and Australia are positive to the earnings. So overall if you look at the numbers, the numbers included an impact of $6 million in investment both in China and Consulting. And going forward for the whole year, we will be absorbing something around $ 15 to $16 million due to Infy China and consulting.

Moshe Katri
Okay. And then just finally just a general big picture question. Any comment on IBM's plans to invest about $6 billion in India? Have you seen IBM in the market? Have you seen them recruiting aggressively? Because we're scratching our heads here trying to understand exactly what you can do with $6 billion in India in three years.

Nandan
Well it's a very mixed (unintelligible) also. But I think we welcome it. I think IBM coming to India and committing $ 6 billion dollars. That's a big vote of confidence in India and we welcome that. So we have absolutely no issue in terms of competitive pressure and so forth. So we can't really say we have seen any impact on the attrition side because of that specific factor. And as we have said for a long time, the fundamental thing which is happening in this industry is that we have a disruptive model. Now whenever you have a deceptive model in any industry, there's a predictable behavior of the incumbent. First the incumbent ignores this disruption. And then over time, the incumbents tend to rubbish this model and then grudgingly acknowledge. And then finally they embrace the disruptive model. So in a sense you're seeing that kind of solution happening in the marketplace. Also I think, frankly my view is if any company really wants to grow this business and really transform to our model, they will have to make investments in training. I think you know it cannot be a model where you establish your operations and then just take a lot of people from other companies. That's not a scalable model. I think what distinguishes Infosys is a huge, huge investment in training. We're investing $100 million this year in training. I think the corporate university that we are building in Mysore is the world's largest. And I think the fact that we can take close to a million and a half applications a year and identify 25,000 people, bring them to Mysore and train them. That is a tedious and strategic and competitive position that we have. And I don't think that's replicable by any body in a jiffy. So I think we welcome competition. We've been facing competition for the last 25 years. So in many senses this is nothing but a validation and confirmation that our business model is the model of the future. And it has had absolutely no impact on either our recruitment or on our attrition.

Moshe Katri
All right. Thanks a lot.

Operator
Your next question comes from Rod Bourgeois with Bernstein.

Rod Bourgeois
Hey guys. Our thoughts and prayers go out to all those that were affected by the Mumbai bombing. And I guess I should ask quickly if these bombings seem prone to have any impact on the business?

Nandan
Actually I think this is a very, very terrible act and a very shameful act. And our hearts have gone out to all the people who were innocently killed and injured here. But also, we don't really have that many operations in Mumbai. What we do have is people who support our various banking clients and we've not had any impact due to the bombing. And we don't believe that this really has an overall impact on the business. Because today you know we have seen terrorism in New York, we have seen terrorism in London we have seen terrorism in Madrid. So I think there's no part of the world, which is insulated from these kinds of dastardly acts. So I think people understand that and I think the India story - the India outsourcing story is as strong as ever. And I think the impact that the people of Mumbai have gone back to work and gone back to business today shows their courage and resilience.

Rod Bourgeois
Okay. Great. Two other quick topics. What caused the mix shift towards onsite revenues and to what extent will this mix shift towards onsite potentially continue in upcoming periods?

Kris
So onsite percentage has gone up to 36%. And this is due to an acceleration of the growth. When growth accelerates, clearly we have more project starts and this is a reflection of that. Our target onsite percentage is somewhere between 30 to 33-34% and it's well within that range. We believe that Infosys has managed this percentage very well. And it is one of the levers we have in order to manage our margins and we manage this very well.

Rod Bourgeois
Okay. So is the onsite revenue percentage likely to accentuate in upcoming quarters or should the mix shift towards onsite continue?

Kris
It will be in a narrow band. The reason why I'm saying this is that if growth continues then onsite will be slightly on the higher side of this band. And as we achieve steady-state growth, then it comes back to 31, 32%.

Rod Bourgeois
Okay. All right. And then turnover was up and you're clearly increasing wages for freshers, the competition for talent is definitely severe as you characterized it. The question is whether you're seeing more pressure from wage inflation and supply challenges than what you expected earlier this year. In other words when you entered the year, you were seeing a set of trends. The question is are those trends intensifying versus where you started the year or is this about what you expected?

Mohan
I am Mohan here. I think in this year, we sat back to relook at the strategy after we spoke to you in April. And we said one, we ought to get the best people, young minds in the business to walk inside the door and stay here. And two, we also had to make sure that we retain people who have spent a year or a year and a half with us and we have the highest attrition in the 1-3 year band. We improved our compensation structure over the last 4 to 5 years. Over the last 4 years, the compensation has been restructured for people who are in the higher levels - people with 6 to 7 years experience and this is reflected in the lesser attrition whereas people in the 1 to 3 years have not seen such a big increase in compensation. And that is the sweet spot. And these are people who are required to fill in project positions and we need them in larger numbers. We have built up an adequate cadre of senior people but we need people at the bottom and people who come up fresh. So we said we'd do three things. First, we made sure that we restructured compensation for freshers so that we get the best, we get the largest numbers that we want. And we are not forced to hire in the marketplace. Earlier we used to get about 40 to 50% of the people at entry level from the colleges and the balance through the marketplace during the course of the year. We said that the strategy is good but what we get in the course of the year is not the same quality as the colleges. And we ought to increase in the colleges. To get the intake from the colleges, we said we'll pay slightly more.

Two, when we went out to the marketplace and the colleges and told them that we want to be the top paymaster for people from colleges because everybody is in a narrow band. And normally what we used to offer was a salary for freshers joining this year or next year. And when they join next year, they got a hike. So we said, we will take the next year's hike and make the offer right now for next year. And when they join, not hike it further. So make an offer for more and we got about 8,000 people who have signed up for fiscal '08. Third, we said in the 1-3 year band we ought to restructure compensation. So in the first instance in the month of April we gave a 13% hike. From the 1 st of July for this sweet spot, we gave a further 8%. As the revenues have gone up, this 8% is just going to cost us $2.5 million a quarter which is not very significant. And we feel we have a very competitive wage structure. There's a great demand for work, the demand from customers. And we also have all the people possible to meet it. We accelerated hiring in the first quarter to 8,000 people. So in quarter 3 and quarter 4, we'll have adequate number of people to meet demand. Last year we had a great growth in quarter two. So our people strategy has been reoriented. We don't think all this will lead to any wage increases because we are essentially reconfiguring salary in the 1 to 4 year band and pay more in the beginning and lesser jump as they go higher up.

Rod Bourgeois
All right. That is very clear. Thanks for that explanation. Would you guys expect wage inflation and turnover issues for your peer group? So the other Indian IT services firms. Would you expect wage inflation and turnover trends to continue to worsen as the year progresses? Or do you see anything happening in the market that would cause the aggregate of the Indian players to see less pressure from those factors as the year progresses?

Mohan
Well obviously at the entry level, that will be slightly higher as the wages go up the best people walk inside doors at Infosys. And hopefully it will result in a better pricing behaviour. So wage increase for us is both strategic and tactical. Strategic because the competitiveness in the marketplace goes up and the people have to have a better pricing behavior hopefully. And two, tactical to meet the requirements right now to make sure we meet the needs of tomorrow. I think for other companies they have to look deeply and reorient what they do.

Rod Bourgeois
Okay. So they're playing catch up and sort of replicate the model that you have?

Mohan
Oh yeah. They are playing catch up and creating a pyramidical structure which allows wage inflation ease itself out as it goes up the pyramid. So the average wage will increase the full year will be maybe 40% of the increase in the beginning of the year.

Rod Bourgeois
Got it. All right. Thanks guys very much.

Nandan
I think it is important to understand is that what is happening here is that systematic barriers of entry are climbing up on different facets of our business. First of all I think the size, brand and scale is creating one barrier of entry. Second the $100 million a year investment in training is creating another barrier for entry. Third the compensation package is creating a barrier of entry. Fourth the growth rate is creating a barrier of entry because what happens when you have high growth rate is that you're able to essentially spread the cost of compensation over a pyramid. When a company's growth rate slows down, then it ends up becoming top heavy and it raises per capita employee cost. So you have to have a high growth rate to pay for all these things. So I think essentially we are trying to create a virtuous cycle which we believe will lead to further consolidation from the pack.

Operator
Your next question comes from Joseph Foresi with Janney Montgomery Scott.

Joseph Foresi
Hi gentlemen. Good quarter. And I'd like to concur with the sentiments that our thoughts are with you given the tragedy in Mumbai. My first question is around the other income line. Can you guys give us a break up of how much of that is foreign currency gain and sort of how that breaks out?

Bala
Well if you look at the revenue growth, it grew by 11.3% sequentially. 8.5% came because of volume.

Joseph Foresi
No. I was actually looking at the other income line itself.

Bala
Oh other income. Okay.

Joseph Foresi
Yeah. Other income. I wanted to know the break out of the foreign exchange gain.

Bala
Sure. Sure. On other income side, we had a benefit because of the rupee depreciation. And also the impact of hedging which came in. And because of the translation of the foreign currency assets we have in balance sheet, we had a benefit of $17.4 million. Hedging we had close to $300 million of forward contracts and option contracts outstanding as of the end of last quarter, which gave a negative impact of $ 5.8 million. So net net we had a positive benefit of close to $12 million because of the rupee. But that gave around 3 cents because initially the focus was around 57 cents. We ended up at 63. 3 cents is because of the non-operating benefit we saw because of the rupee dollar rate.

Joseph Foresi
Okay, thank you. That's helpful. Just two more quick questions. Given your change in the recruiting and the what you've been saying sort of about wage inflation, do you expect wage inflation to rise as a percentage of revenue or can we expect that to stay stable?

Bala
I think it happens every year. Every year in the initial few quarters, we see the impact. For the period of the whole year, it gets normalized. So in the last two years, we have given 13% to 15% increase. So nothing new. It's a manageable issue as of now.

Joseph Foresi
Okay. And my last question's sort of around margins. Given what you guys said about the onsite revenue ticking up, just sort of looking at the other levers that you guys have in place, utilization and SG&A spending - where do you see those sort of headed throughout the back half of the year? And do you plan on sort of maybe ticking up utilization or using SG&A to offset any work or impact from an increase in onsite work?

Bala
Well, we always said are comfortable of utilization between 76 to 80. We want to keep it at the lower end of the range. This quarter it was 77.3. So we have some levers left there. And on the SG&A side, in the first quarter we are seeing the sales and marketing costs slightly going up because we accelerated our investment by adding some 50 people more. So on the SG&A, we may get some benefits in the next few quarters. I think we are comfortable in saying that on the year on year basis, the operating margin will be similar to what it was last year. So we have some levers left over there which we will effectively use in the next few quarters.

Joseph Foresi
Great. Thank you gentlemen.

Operator
Your next question comes from Bryan Keane with Prudential.

Bryan Keane
Yes hi. Just a question on the development revenue, sequentially that looked like that popped almost 18%. And it hasn't done that in quite a while. Anything happened there? Any color on what happened to development?

Shibulal
This is Shibulal. As you can see, this quarter we have seen growth in development revenue. And some of that has come from discretionary spending from our customers. And discretionary spending is mostly application development. So that is why you are seeing a growth in the development revenue.

Bryan Keane
And do you expect that to be strong because the discretionary spending looks higher for you guys going forward? To me that's a little bit of surprise. Is that a surprise number to you guys or did you expect that kind of strength?

Shibulal
If you look at the growth itself, it is a surprise. But it all plays together - discretionary spending, application development, increase in on site, all these work together. So in that sense, I am not surprised. I don't expect it to go materially high over the next couple of quarters. It will fluctuate within the percentage range of probably 1 or 2.

Bryan Keane
Okay and just a question on the number of clients. I saw specifically the $5 million clients ramped pretty nicely to 94. It looks like it's up 13 sequentially. Is that you're gaining market share and wallet share inside of customers that are only a million or is that just a size thing that they just happened to tick over to 5 million? But that looks like a good sign that you're gaining on the wallet share.

Kris
Over the last few quarters, we have been investing in our client facing people, investing in account management, investing in mining these accounts. We have increased our services footprint to make sure that we have the right and relevant services for our clients. So it is a result of a program we had launched in terms of growing our existing accounts. And that has reflected this quarter. We had started Infosys Consulting, started our Strategic Global Sourcing Group which looks at larger relationships and larger deals. Infrastructure Management, Business Process Outsourcing, cross-selling these things. Testing which has become a very very important service in today's world where every business exposes its internal IT system on the internet. And to make sure that each of those systems is thoroughly tested. And it is as an important service we offer to our clients now. I think this is a result of things which you have been doing for the past several quarters.

Bryan Keane
Okay. And then just finally on the other income line, obviously that spiked up due to some of the gains of the depreciating rupee. What are you guys expecting or how should we model the other income line going forward in the next couple of quarters?

Bala
Well in the guidance we are not factoring in any impacts of rupee dollar rate for the next three quarters. It's very difficult to predict which way the rupee will go. The biggest factor for a country like India is oil price. In the short term we believe that rupee will be under pressure. In the long term, if the economy grows at 8% to 10%, it will attract lot of capital that will put some pressure on the rupee to appreciate. It is very difficult to model. We have taken a hedging of $ 318 million dollars. Our policy is to hedge for next 3 to 6 months, not to bet on the long term. So we have to manage that. It is very difficult to model. In the guidance we have not factored in any impact of rupee dollar on the non-operating income for next three quarters.

Bryan Keane
Right. And I guess last year that number was about, well I guess $ 9 million. But I guess mostly we just think about that number being just a pure interest income on the cash?

Bala
Yes, the interest income on the cash may slightly come down because we made a payout of $ 260 m cash as a one-time dividend. Otherwise more or less, interest income will be stable for next three quarters.

Bryan Keane
Okay. All right great. Thanks and congratulations on the quarter.

Bala
Thank you.

Operator
Your next question comes from James Friedman with SIG.

James Friedman
Congratulations on the quarter. I just had a quick question about the customer metrics. It looks like you did 97% repeat business yet you added 38 new active customers. I think that's the highest level since September of '04. Could you comment on the type of work being done at those new customers and how that work should ramp?

Shibulal
This is Shibulal. Some of them are opened through our consulting practice, some are opened through our application development space. So we are doing a wide variety of work for our new customers we are opening. There is nothing special this quarter which would change that demographic.

James Friedman
Thank you.

Operator
Your next question comes from Rama Rao with RR Capital Management.

Rama Rao
Good morning gentlemen. I have one comment and two questions. Number one, in your conference call, mostly analysts participate and we are investors. Investors go through the same kind of a risk/reward as the management and employee go through. So if you can keep some slot for the investors, we'll appreciate that. Now my question, your operating margins are slowly decreasing. Any concern that you have that you'll be able to maintain this margin on a going forward basis in future?

Bala
See the operating margin normally comes down in the first one or two quarters because of the impact of the wages. And that gets normalized when we start adding freshers over the year. That's why we are confidently saying that we'll be able to maintain the operating margins on a year on year basis even though we have seen a slight decrease in the first quarter because of the investments we make. So we don't have any significant concerns there. We have several levers on the cost side to effective use to hedge against the wage increase. So our guidance assumes that the margin will be stable for the full year.

Rama Rao
Okay, number two question. There is some anticipation that the consumer in the US will slow down and the US economy may slow down. What strategy are you adopting to maintain the present growth rate in case the US slows down? Will it have a material impact on a going forward basis on your future growth patterns?

Nandan
I think to answer that question you have to understand the dynamics of this industry. We agree with you that the economists talk about global imbalances and they believe there'll be a slowdown. But what is happening in the industry is that while IT spending is not going up significantly, the proportion of IT spending that the customer is reserving for the global approach is going up. In other words, the off shoring is going up and the Global Delivery Model is becoming more and more acceptable, more mainstream. And large corporations are now willing to make major bets and major commitments to really have thousands of people in a global facility say in India. So to that extent, the customer has separately bought into our business model for the simple reason that the value proposition that we view is faster, better and cheaper for our customers. So what's going to happen in the slowdown is that we believe that in a slowdown, different criteria will start coming into play. But customers will want to continue to get more value for money. They want a better value proposition. So we believe that even when the economy slows down, the pressure on customers to deliver, get more value for their money, it goes up. To that extent we think we are in a defensive situation where we continue to get business even when the market is slowing down. In some cases it could even accelerate the moment towards offshore. To that extent I think there's a natural hedge in our business where when times are good, we can take advantage of the investments of our clients. When times are bad, we can play into the cost-cutting initiatives.

Rama Rao
Now if US slows down, can you improve your penetration and the marketshare in the Europe and Japan to maintain the present growth rate?

Kris
So proactively we are investing in sales and marketing in Europe. We have invested in Australia. So we are slowly trying to shift our revenues from North American and reduce the dependence. Having said that, we also need to say that North America continues to be the largest market.

Nandan
Also I think the world is so inter-dependent that it is difficult to argue that one part of the world will slow down and others won't. So it probably will be a global phenomenon. I think we can go on to the next question.

Rama Rao
Thank you.

Operator
Your next question comes from Julio Quinteros with Goldman Sachs.

Julio Quinteros
Good evening guys. I guess I wanted to sort of stay on a similar point with regards to the environment. And part of this is because everything seemed to have worked in your favor this quarter. Obviously the demand environment was there. The rupee helped. And based on their last conversations with Bala when we were down there, we talked a lot about how growth essentially trumps a lot of the issues that you would have to sort of face in the normal course of business in the interim. Having said that, if you look at everything sort of going right today but then you sort of assume going out that things actually do slow down and things actually say, deccelerate, how are you positioned to deal with that in an environment where clearly your expectations right now are for relatively flat pricing, wages are going up, attrition is staying at levels? So I guess I'm trying to sort of play kind of devil's advocate more than anything else and understand what you would do in an environment where essentially the pace of growth would decelerate? Can you just sort of walk us through the mechanics or how you guys would think of the world in that sort of vein?

Kris
So clearly you're painting a picture of doomsday. First of all as Nandan said, there is an element there which plays to our advantage which is clients are trying to cut costs. And they would be looking at off shoring because of that. Second, wages have been going up for several years now. If you look at the last few years, we have been increasing salaries by 13% to 15% at least in a year. And our objective is to be the last man standing. And Nandan, do you want to add something?

Nandan
Yes, I think to look at the wage issue, I think we have to look from the prism of Infosys and the prism of a global player. See Indian go up by at 14% to 15% a year. Let's assume they go up by 15% a year. Now in an organically built Indian company like Infosys, the contribution of Indian salaries to total revenues would be about 12%. If you look at the whole thing, the impact of that is 1.8%. What that really means is that in the Infosys business model, we need to combat a 1.8% impact on revenues because of wage increases in India. If you are a global company, you will see the Indian operations as a captive and therefore you will see wage increase as 15%. So fundamentally, the prism through which we look at the wage increase and the prism through which a global company looks at wage increase is fundamentally different. And you must understand that they will understand what is the implication of that.

Julio Quinteros
And then I guess just specifically to the bench that you are building. Obviously you're bringing in a lot of folks and you're putting them into training and facilities. How would you manage in a slowing environment, sort of the bench that's being built? I mean is it manageable in a sense that if you do see a slowdown, those folks don't necessarily create a significant drag or how should we think about that?

Mohan
Well, when you hire people, you naturally have great visibility for two quarters at least. This quarter we have great visibility. It means that we hired people against potential demand one quarter down the line. And if you see a potential slowdown, you're probably hire less in quarter three, quarter four, where you have not made any commitments to hire and there is a pipeline and it (unintelligible) itself. It is a matter of two or three quarters.

Julio Quinteros
Got it. Okay. Perfect. Maybe if I can just switch gears to something that's a little bit innocuous and on the last page of your disclosures as it relates to your upcoming stock split. And I asked you guys this overnight, I just wanted to sort of reiterate this and make sure I understand. The one-for-one bonus issue that you guys are getting ready to enact or to effect here will have, according to the notes here, an impact of essentially doubling your share count and cutting in half your EPS based on the note on the last page of your disclosure for U.S. GAAP here. So essentially, when we look at the USADR stock price, the sense is that that would also be cut in half to reflect the new sort of capital structure. Is that correct? And I guess if that is the case, how should we think about sort of the net impact to shareholders as it relates to that stock split because that would essentially mean there's no net change to the holdings of the shareholder?

Bala
Bonus issue in the ratio of 1:1 is similar to a stock dividend of 2 for 1. Basically we are capitalizing the shareholder's reserves and issuing additional equity. So technically, what you are saying is right. The share price has to come to half after the stock split is effected.

Julio Quinteros
Okay. Okay. Well, that makes sense. And then just finally for me, with the large client ramp-ups that we saw, can you just sort of characterize a type of work? Is it recurring? Was there anything that was sort of one-time in nature that would not recur in the next quarter?

Kris
No. This is a continuous thing. We have been systematically working to increase our client base as well as increase our penetration rates in existing accounts, building long-term relationships is fundamental to our business, cross-selling, up-selling, having the right services which they would demand in the future. All these are a part of our strategy. So this is a this is how we grow. In any quarter you look at, 90% plus of business is repeat business. So we have to build our existing accounts. And that's why we have $221 million relationship and we have approximately 127 $ 1 million to $5 million clients. So it is something we proactively build.

Julio Quinteros
Okay. I guess just in the past, we had seen at least one of your largest clients had a material ramp-up and then a material ramp down and in hindsight, I guess a lot of that incremental growth was associated with some major M&A integration work that you guys were working on for some specific platform. I'm just worried that in this ramp-up that we're seeing something similar or is this more consistent with the sustainable recurring revenue model that you guys have been sighting on learning?

Kris
Yes. Yeah, that is of course that is the only way we can reduce the impact is to broad-base the clients and the largest client is only 5.8% for revenues. And we work hard to reduce and keep on reducing that.

Julio Quinteros
Okay. Great. Thank you very much.

Operator
Your next question comes from Joseph Vafi with Jefferies and Company.

Joseph Vafi
Hi, gentlemen. Good evening and great revenue growth. I was wondering if we could focus a little bit on pricing. I know in your prepared comments you talked a little bit about some incremental price increases for new work. I was wondering if you could make some commentary on pricing within your base business change year-over-year or how you see pricing in existing business, the dynamics there playing out over the remainder of the year.

Shibulal
This is Shibulal. Pricing is stable with an upward bias in our existing as well as our new business. The new MSAs we are signing, are being signed at 2-3% increase. On the old work which we have been negotiating as and when the contracts come up for re-negotiation, we're renegotiating the terms. In many of them, we have got 2-3% increase. And given that fact, some of it is going back to revenue productivity. On the other end, because repeat business is so high, it takes time for it to show up. Also, as clients become larger and larger, some of the discount arrangements that we have had are kicking in which is withholding the price increase. So now we have become more diligent in our discounting arrangements with customers.

Joseph Vafi
Okay. That's helpful. And if we look at the growth here in the quarter by customer size, clearly, impressive in growing your largest customers here to $90 to $100 million annual run rate level on I guess four customers now. And if we look at the outlook for the rest of the fiscal year, clearly, growth comes from all categories of size companies. But can these largest customers continue to grow from this level or do you actually think there might be risk that the volume size where they're at now on a run rate basis could actually decrease for these very large customers?

Shibulal
I think for some of the large customers we will continue to grow but it is again a portfolio, right because today's large customers were not large customers in the past. And it is possible that new customers will catch up with them as we go forward. So we believe that there is enough head-room for our customer base to grow.

Joseph Vafi
Okay and then one final question on attrition which did kind of spike up here a little bit sequentially. Could you provide some commentary on attrition rates on onsite and offshore and if you're seeing any increase on the on-site employee pool relative to attrition levels?

Shibulal
There is no material change onsite and attrition is 11.9% but at the same time, we have recruited record no. of laterals this quarter 2,140 laterals compared with 1,600 laterals last quarter. So we have also been able to hold back the high-performers. If you look at our attrition across performance metrics, you will find that there is more attrition at the lowest performance criteria and less attrition at the high-end performance.

Joseph Vafi
Okay. Thank you very much, gentlemen.

Operator
Your next question comes from Anthony Miller with Arete Research.

Anthony Miller
Hello again, gentlemen. I've got a follow-on question on attrition and on pricing. On the attrition, reported an increase from 11.2% to 11.9% but of course, that's on a parent company last 12 months basis. If you actually look at the quarterly annualized attrition for the whole company, on my calculation, that went up from 14.7% last quarter to 17.3% this quarter. If that's right, then it kind of indicates that attrition went up at Progeon much higher than the rest of the company. I wonder if you could comment on that please and also give us the Progeon headcount at the end of period.

Mohan
You're perfectly right. We give attrition separately for Progeon and for Infosys because both are in different business models. Progeon has a business model based upon a much higher attrition level than Infosys. But the attrition for Progeon is high, it is at 39% for the quarter. Progeon hired 1,700 people and added slightly more than 1,000 people net. And attrition for Progeon arises because of two reasons. One, 22% of that addition is in 0-3 months band, where people come in, they undergo training but they don't adjust to the night shifts and they leave. And 44% is in the 12 months plus band where they complete 12 months training and after that, they expect to get a promotion because this is a nascent industry. So these are the two bands. In between the attrition is less but it has come down this quarter for Progeon and the spike is essentially in Progeon. At the Infosys level, it has gone up from 11.2% to 11.9% and like Shibu said that attrition is different at different points. And at the experience level, attrition is highest in 1-3 year band. The 1-3 year band is where people come out of training, they're getting to work and some of them leave to do their MBA. 22% attrition in the band is because people leave to do MBA. Only 45% is because they go to other companies or go elsewhere. And the other percentage is the drop-outs that do something else. So 1-3 year is the critical layer and after that, it comes down to something like 7.5% to 8% which is very very reasonable.

Anthony Miller
And are you still there happy with 25,000 hiring number for FY '07 even though the attrition is on the increase?

Mohan
Well, when you do budgeting and when you do our numbers for the year, we built in a slack factor. We're well within the tolerance limits.

Anthony Miller
All right. And, sir, can you just give that period and headcount number for Progeon as of 30th of June?

Amitabh
Progeon ended this quarter with 8,012 current employees against 7,021 employees last year.

Anthony Miller
Okay. My second question is following - really following on the pricing. You say that you are able to get some pricing up with some contract renewals albeit it's 95% or 97% of your business. Can you tell us then what percentage of your contracts are actually up for renewal this year and whether you would, therefore, expect to get that 2% or 3% increase on those contracts?

Kris
This is Kris here. Almost every contract has a clause to re-look at pricing on an annual basis. Only some of them of course are willing for rate increases. Typically, given the nature of the relationship and the relationship is continuing to grow, what happens is that the impact will be neutralized because volume is going up. And I would say that about 10% to 15% of these would throw into the system to show a real impact. Now this is complicated because different services are thrown at different price points and that's why I'm not able to give you an analysis and I don't have that

Anthony Miller
Right. I guess just my last point to this question, can you give me an idea what your average contract length is with your clients then? I understand this would vary by project. But is there a working average that we can use?

Kris
So there are two three types of contracts; we have MSAs which look at 3-5 year horizon, defines the terms and conditions, defines the rate, defines the periodicity for review of this rate and then defines which services will be delivered under this Master Service Agreement. So each of the projects becomes a work order under a MSA. And each of the projects will be maybe six months, nine months etc. The second type of contract is a maintenance contract for a fixed period fixed service level defined. So here, the term could be 3 years, 5 years, sometimes 7 years. The third type of contract are the ones which are recently being won and negotiated which are like fixed price contracts for 5 years or 7 years where the increase on an annual basis is predetermined in the contract and the productivity improvements also are a part of the contract. And these are like the older outsourcing contracts but much more . They are typically negotiated across multiple vendors, like ABN Amro type of deal which we won recently. And these are the three types of contracts.

Operator
Thank you. Ladies and gentlemen, we have reached the end of the allotted time for questions and answers. I will turn it back over to management for closing remarks.

Kris
So thank you very much for participating in this call and the excellent questions. I hope as Nandan said, we have been able to answer your questions. If there are more questions, please write to us or contact us through out Investor Relation managers and we will definitely try and answer those questions. Thank you again for participating. See you all next quarter.

Operator
Thank you, ladies and gentlemen. This concludes today's conference. You may now disconnect.